Exhibit 99.2

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	17:04 03-Oct-06

RNS Number: 9093J
Wolseley PLC
03 October 2006

Wolseley plc confirms the following share purchases made on 3 October 2006 by Mr J W Whybrow, Chairman and Mr Robert M Walker, Non Executive Director who have each increased their shareholdings in the Company as follows:

Director's Name	No. of shares	Purchase price per
	purchased on	share in pence
	3 October 2006

John W Whybrow	25,000	1139p
Robert M. Walker (in the name of	8,700	1139p
Chase Nominees Limited)

As a result of the above transactions, Mr Whybrow now holds 70,284 ordinary shares in the capital of the Company and Mr Walker holds 10,908 ordinary shares of 25p each in the capital of the Company.

FURTHER INFORMATION:

Wolseley plc
Tel: 0118 929 8700

Mark White – Group Company Secretary and Counsel
Guy Stainer – Head of Investor Relations

This information is provided by RNS
The company news service from the London Stock Exchange

END